8/15

Follow-Up Materials


06016668

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS:

PROCESSED
SEP 1 1 2006
THOMSON
FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-2 FISCAL YEAR:

(03/94)

ADB

Asian Development Bank

RECEIVED

2006 AUG 15 P 1:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the Asian Development Bank – Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 30 June 2006

ASIAN DEVELOPMENT BANK
Post Office Box 789
Manila Central Post Office
0980 Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

There was no purchase of primary obligations in the United States in the second quarter of 2006.

In June 2006, ADB offered its US$1,000,000,000 5.50% Global Notes due 27 June 2016 under its Global Medium-Term Note Program (the Program). The prospectus of the Program dated 20 July 2005, was previously filed under a Report dated 20 July 2005. Pursuant to a Terms Agreement dated 20 June 2006, Daiwa Securities SMBC Europe Limited, Dresdner Bank AG London Branch, UBS Limited, Citigroup Global Markets Inc., Credit Suisse Securities (Europe) Limited, Deutsche Bank AG London Branch, Goldman Sachs International, HSBC Bank plc, J.P. Morgan Securities Ltd., Merrill Lynch International, Mitsubishi UFJ Securities International plc, Morgan Stanley & Co. International Limited, and Nomura International plc agreed to purchase the principal amount of the Notes at 99.947%. The Notes were issued in Book-Entry form through the Federal Reserve Bank of New York.

(Pursuant to Rule 3, Regulation AD, ADB filed with the Commission a Report dated 21 June 2006 and a Supplementary Report dated 27 June 2006.)

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines

Tel (632) 632-4444
Fax (632) 636-2444

information@adb.org
www.adb.org

(2) Copies of the ADB's regular quarterly financial statements:

ADB's financial statements for the second quarter ended 30 June 2006 have not been approved by the ADB's Board of Directors. This Periodic Report will be provided when the financial statements have been approved.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

Resolution No. 316
Membership of Brunei Darussalam

Effective 27 April 2006, Brunei Darussalam became the 65th member of ADB.

ADB

Asian Development Bank

Board of Directors

Sec.M44-06
16 May 2006

Membership of Brunei Darussalam

1. On 16 April 2006, the Board of Governors adopted Resolution No. 316 (Resolution) entitled "Membership of Brunei Darussalam and Increase in Authorized Capital Stock." The Resolution specifies 31 August 2006 or such later date as the Board of Directors may determine as the date by which the membership should become effective.

2. In accordance with paragraph 8 of the Resolution, Brunei Darussalam shall become a member of ADB on the date on which The Secretary of ADB certifies in writing that the conditions precedent to membership stated in paragraph 7 of the Resolution have been satisfied.

3. Brunei Darussalam has paid its subscription in accordance with paragraphs 2, 3, 4 and 5 of the Resolution, and has satisfied on 27 April 2006 the other conditions precedent to membership stated in paragraph 7 of the Resolution. Therefore, a Certificate of Membership dated 27 April 2006 was issued by The Secretary pursuant to paragraph 8 of the Resolution. Attached is a copy of the Certificate referred to above.



Asian Development Bank

27 April 2006

CERTIFICATE

THIS IS TO CERTIFY that **Brunei Darussalam** has paid its subscription in accordance with paragraphs 2, 3, 4 and 5 of the Board of Governors' Resolution No. 316 entitled "Membership of Brunei Darussalam and Increase in Authorized Capital Stock", adopted on 16 April 2006, and that the other conditions precedent to membership specified in paragraph 7 of the Resolution have been satisfied. Accordingly, pursuant to paragraph 8 of the Resolution, Brunei Darussalam becomes a member of the Asian Development Bank as of the date of this Certificate.

Jeremy H. Hovland
The Secretary of the Bank

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines

Tel (632) 632-4444
Fax (632) 636-2444

information@adb.org
www.adb.org

Annex A

ADB NEWS RELEASES (Second Quarter 2006)	
DATE	PARTICULARS
30-Jun-06	ADB President to Visit Mongolia
30-Jun-06	US$100 Million Loan to Help Improve Urban Environment in Nanning City, PRC
29-Jun-06	ADB Names Eminent Persons Panel to Review Long-Term Direction
29-Jun-06	Project Planned to Boost Quality Education for Poor in Tajikistan
28-Jun-06	ADB's Country Strategies and Programs for Lao PDR Rated Successful
26-Jun-06	$80 Million to Help Clean Up Hai River Basin in Shandong, PRC
26-Jun-06	ADB Plans to Tap Carbon Market Potential for Development Projects
23-Jun-06	ADB First Private Sector Loan for Kazakhstan to Boost Financing for SMEs
23-Jun-06	ADB Seeks Kyrgyz Government Inputs to CAREC's Comprehensive Action Plan
22-Jun-06	ADB Taking New Directions in Ensuring Water and Sanitation for Asian Cities
22-Jun-06	ADB Setting up Clean Energy Knowledge Hub at India's TERI
21-Jun-06	'ADB's Clean Energy Initiatives' - Opening Remarks by President Kuroda
21-Jun-06	ADB Prices US$1 Billion Bond Issue
21-Jun-06	ADB Launches Consultations on Energy Policy
21-Jun-06	ADB Ready for Second Phase of Energy Efficiency Initiative
21-Jun-06	New Approaches Needed to Ensure Sustainable Water for Cities, World Urban Forum Told
20-Jun-06	Asia Critical to Future of Climate Change, President Kuroda Tells ADB Clean Energy Week
20-Jun-06	Clean Energy Week: ADB's First Carbon Neutral Conference
16-Jun-06	ADB Boosting Lao PDR's Legal System for Dispute Resolution
15-Jun-06	Upgraded Davao City International Airport Is Ready for More Passengers and Bigger Aircraft
14-Jun-06	ADB to Offer Indonesia up to $900 Million in 2006 and more than $1 Billion in 2007
14-Jun-06	Experts and Policymakers Visiting ADB for Clean Energy Week
13-Jun-06	ADB Launches New Medium-Term Strategy to Strengthen the Poverty-Reducing Impact of its Assistance
13-Jun-06	Manila Journalism Student Wins Key Indicators Cover Design Contest
13-Jun-06	Senior Officials Discuss Avian Flu Priorities for Central Asia
09-Jun-06	Regional Development Banks and Aid for Trade: An Opportunity to Help Developing Countries Benefit from Trade Liberalization
09-Jun-06	Reducing Costs, Not Price Ceilings, is Key to Cutting Microcredit Interest Rates, Says ADB Paper
08-Jun-06	Central Asia Regional Conference on Avian Influenza Control and Human Influenza Pandemic Preparedness and Response
08-Jun-06	Australia Establishes A$11 Million Grant Fund for South Asian Countries
07-Jun-06	ADB Launches Package of 11 AIDS Projects under Swedish Fund
07-Jun-06	Grant Signed for Erosion-Affected Poor in Jamuna-Meghna Floodplains
07-Jun-06	AIDS Projects under Swedish Cooperation Fund at ADB
06-Jun-06	Innovative Approaches to Increase Access of Poor Girls to Secondary Education in Cambodia
05-Jun-06	Australia and New Zealand Provide US$7 Million for AIDS Project in PNG
05-Jun-06	Environment Assessment of Nepal Launched
05-Jun-06	Rolling Back the Scourge of Desertification
05-Jun-06	Korea Establishes US$20 Million Knowledge and ICT Fund at ADB
02-Jun-06	Australia Contributes A$20 Million to ADB's Pakistan Earthquake Fund
02-Jun-06	ADB Coordinating with Partners on Indonesia Earthquake Relief Assistance
01-Jun-06	Ensuring Gender Equality is Essential to Meet MDGs, Says New Report
01-Jun-06	Opening Remarks by Vice-President van der Linden at the Launch of 'Pursuing Gender Equality through the MDGs in Asia and the Pacific' - Opening Remarks by Vice-President van der Linden
31-May-06	Joint Statement by the International Donor Community on the Situation in Timor-Leste
31-May-06	ADB, Netherlands Formalize $14 million Grant for Mekong Environment Program
30-May-06	President Haruhiko Kuroda's Statement to the Media - President Kuroda's Statement to the Media
30-May-06	'Innovative Financing for Asia's Water Sector' - Keynote Speech by Vice-President van der Linden
30-May-06	ADB Pledges Initial $60 Million for Java Earthquake Assistance
30-May-06	New ADB Water Financing Program Will Help Participating Countries Meet MDGs, Conference Told

Annex A

ADB NEWS RELEASES (Second Quarter 2006)	
DATE	PARTICULARS
27-May-06	ADB President Offers Sympathy, Support After Strong Earthquake in Central Java, Indonesia
26-May-06	Enormous Tasks Ahead to Feed the World, says Former Nobel Peace Prize Recipient
25-May-06	Azerbaijan Joins ADB's Trade Finance Facilitation Program
25-May-06	Improving Productivity in Pakistan's Federally Administered Tribal Areas
25-May-06	Grant Signed for Project to Help Develop Microfinance in Philippines
24-May-06	Thailand Stepping Out of the Tsunami's Shadow
24-May-06	VP Calls for New Vision on Transport in Asia to Offset Climate Change
24-May-06	Welcoming Remarks by Vice-President van der Linden at the 'Climate Change Mitigation in the Transport Sector' Workshop - Welcoming Remarks by Vice-President van der Linden
23-May-06	Developing Stronger Partnerships against HIV/AIDS in Papua New Guinea
22-May-06	Clean Cars, Clean Fuel Needed to Offset Asia's Worsening Air Pollution, Workshop Told
22-May-06	Opening Remarks by Director Nessim Ahmad - Opening Remarks by Director Nessim Ahmad
22-May-06	Nobel Peace Laureate to Speak on Gene Revolution
19-May-06	Stakeholders Gathering in Manila to Discuss Cleaner Fuel Quality Roadmaps for Asia
18-May-06	EC Contributes $6 Million for Indonesian Education Reform Work
17-May-06	ADB/OECD Anti-Corruption Initiative for Asia-Pacific Welcomes Sri Lanka and Macao, China as 26th and 27th Full Members
17-May-06	Annual Stakeholders Forum for Nam Theun 2 Project Gets Under Way
15-May-06	ADB Partnering with Australian Govt on Private Sector Development Initiative
10-May-06	Sewage Should Be Treated at Source, ADB Expert Tells Environmental Summit
08-May-06	Roundtable Discusses Implications of Globalization for Private Equity Industries in PRC and India
06-May-06	Meeting Region's Sustainable Energy Needs a Huge Challenge
06-May-06	Weak Employment Creation Detracts from Region's High Economic Growth Rates
05-May-06	Cross-Border Infrastructure Development Way to Boost Trade, Poverty Reduction
05-May-06	New Solutions Needed to Meet Challenges of Asia's Two Faces, ADB President Tells Annual Meeting
05-May-06	Pan Asian Free Trade Area Could be Region's Future, Indian PM Tells ADB Annual Meeting Opening
05-May-06	India Headed in 'Right Direction' to Cut Poverty, ADB President Tells India Day Seminar
05-May-06	Asia Needs Multi-Speed, Multi-Track Approach to Integration, Experts Agree
04-May-06	ADB Launches Guide to Strengthen Stakeholder Engagement
04-May-06	Panel Calls for ADB to Adopt New Approaches on Water Policy
04-May-06	Civil Society Discusses Economics of Health Investment
04-May-06	Payments Imbalances Expose Structural Weaknesses, ADB President Tells Governors' Seminar
04-May-06	Knowledge Essential to Closing Gap with Developing World
03-May-06	Improved Risk Management Key Objective of Basel II
03-May-06	Update on Press Registration at ADB Annual Meeting
03-May-06	Asia at a Critical Time, ADB President Tells Press in Hyderabad
03-May-06	ADB President Calls for Enhanced Collaboration with Civil Society
02-May-06	Record Participation by Civil Society in ADB's Annual Meeting
02-May-06	ADB Boosting Civil Society's Role in the Fight Against Corruption
28-Apr-06	Civil Society Having its Say in Update of ADB's Safeguards Policy
28-Apr-06	Regional Cooperation in Trade, Transport and Transit to Benefit Central Asia, says ADB Report
27-Apr-06	Brunei Darussalam Becomes 65th Member of ADB
27-Apr-06	Thailand and ADB Seek Regional Cooperation in Anti-Money Laundering and Countering Terrorist Financing Efforts
27-Apr-06	Asia Must Focus on Job Creation to Sustain Growth, Says New Book
26-Apr-06	Bringing Early Childhood Development to the Philippine Poor
25-Apr-06	Asia's Development Challenges Set to be Major Topic at ADB Annual Meeting in Hyderabad
22-Apr-06	ADB and Boao Forum for Asia Sign an MOU for Cooperation
21-Apr-06	Multilateral Development Banks Publish First Joint Performance Report
20-Apr-06	Journalists from India, Thailand, Cambodia, Fiji Islands Take Top Prizes at 2006 DAJA Awards

Annex A

ADB NEWS RELEASES (Second Quarter 2006)	
DATE	PARTICULARS
20-Apr-06	ADB Prices MYR500 million 5-Year Bond Issue
19-Apr-06	ADB Operations Jump to US$7.4 Billion in 2005, Annual Report Says
18-Apr-06	Finalists Gather for Developing Asia Journalism Awards
18-Apr-06	ADB Launches MYR3.8 Billion Medium Term Note Programme in Malaysia
18-Apr-06	Reducing Tricycle Noise in the Philippines' Puerto Princesa City
17-Apr-06	ADB to Help Strengthen Philippine Local Governance and Fiscal Management
11-Apr-06	ICT to Help Strengthen Philippine Civil Service
11-Apr-06	ADB Continues Waivers of Loan Charge
07-Apr-06	Donors Meet at ADB to Discuss Bird Flu Coordination
06-Apr-06	South Asia's Growth to Moderate but Remain Strong in 2006-2007, Says ADB
06-Apr-06	Southeast Asian Growth to Hold at 5.5% in 2006, ADB Says
06-Apr-06	Pacific Economies Set for Higher Growth in 2006-2007, ADB Says
06-Apr-06	East Asia to Post Steady Growth in 2006 as PRC Moves to Check Expansion, ADB Says
06-Apr-06	More Open Trade Would Benefit Developing Asia Most, Says ADB Report
06-Apr-06	Asian Development Outlook 2006 - Country-by-Country Growth and Forecasts
06-Apr-06	Developing Asia to Post Strong Growth in 2006-2007, ADB Says
06-Apr-06	Central Asia's Rapid Growth to Continue in 2006-2007, Says ADB
04-Apr-06	ADB Grant to Support Development of India's Cities
03-Apr-06	ADB's New Country Director for Viet Nam Takes Office in Hanoi
03-Apr-06	ADB to Consider Expanding Assistance to Fiji Islands
03-Apr-06	Flagship Economic Publication Launches Thursday

Source: ADB's official website (http:// www.adb.org)